UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2015

BHP BILLITON LIMITED (ABN 49 004 028 077)	BHP BILLITON PLC (REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE
Release Time IMMEDIATE
Date 22 July 2015
Number 15/15
bhpbilliton
resourcing the future
BHP BILLITON OPERATIONAL REVIEW
FOR THE YEAR ENDED 30 JUNE 2015
Group production(1) increased by 9% for the 2015 financial year. Over the past two years, production from our core portfolio grew by 27%.
Petroleum production increased by 4% to a record 256 MMboe, supported by a 67% increase in Onshore US liquids volumes to 56 MMboe.
Copper production(2) was unchanged at 1.7 Mt as strong operating performance at Escondida offset the impact of a mill outage at Olympic Dam.
Western Australia Iron Ore production increased by 13% to a record 254 Mt (100% basis), underpinned by productivity gains across the integrated supply chain.
Metallurgical coal production increased by 13% to a record 43 Mt.
Three major projects achieved first production during the 2015 financial year, including the Escondida Organic Growth Project 1 which was completed in the June 2015 quarter.
The demerger of South32 from BHP Billiton was successfully completed during the June 2015 quarter.
Underlying attributable profit(3) in the June 2015 half year is expected to include additional charges in a range of approximately US$350 million to US$650 million (detail presented on page 2).
BHP Billiton Chief Executive Officer, Andrew Mackenzie, said: “Our businesses performed well over the 2015 financial year. We have improved the performance of our equipment, reduced costs, and increased volumes despite a significant reduction in capital spend. Our simpler portfolio following the demerger of South32 will help us maintain the pace of operational improvement, further supporting cash generation, margins and returns.
“Better productivity will be the sole source of volume growth at Western Australia Iron Ore in the 2016 financial year with production forecast to increase by seven per cent and unit costs are expected to fall to US$16 per tonne(4).
“In Petroleum, through improved recoveries and lower drilling costs, we expect to maintain production in the Black Hawk and Permian in the 2016 financial year despite cutting annual shale investment by over 50 per cent. Although our decision to cut spending in the Onshore US will mean deferring gas volumes in the near term, we expect to realise greater value by developing our acreage later.
“We remain confident that our focus on best-in-class performance together with our unrivalled asset quality, optimal diversification and continued investment in high-return projects, will create long-term value through the cycle and deliver superior returns to our shareholders.”
Information has been presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32, unless otherwise noted. Production and sales volumes from discontinued operations are presented on pages 21 and 22.
BHP Billiton Operational Review for the year ended 30 June 2015

Operational performance summary

Production for the 2015 financial year and guidance for the 2016 financial year are summarised in the table below.

Production	Q4 FY15	FY15	FY15 vs FY14	FY16 guidance	FY16e vs FY15
Petroleum (MMboe)	63	256	4%	237	(7%)
Copper (Mt)	0.4	1.7	(1%)	1.5	(12%)
Iron ore (Mt)	60	233	14%	247	6%
Metallurgical coal (Mt)	11	43	13%	40	(6%)
Energy coal (Mt)	11	41	(5%)	40	(2%)

Major development projects

At the end of the 2015 financial year, BHP Billiton had four major projects under development with a combined budget of US$7.0 billion.

During the year three major projects achieved first production, namely: Escondida Oxide Leach Area Project, BMA Hay Point Stage Three Expansion and Escondida Organic Growth Project 1. The Escondida Organic Growth Project 1 was completed on schedule and revised budget during the June 2015 quarter and is now in the commissioning phase. It will not be reported in future Operational Reviews.

Corporate update

BHP Billiton expects Underlying attributable profit in the June 2015 half year to include additional charges in a range of approximately US$350 million to US$650 million as summarised in the table below.

Additional charges to be recognised in the June 2015 half year (US$ million)	Underlying EBIT[3]	Underlying attributable profit[3]
Impairments: Cerro Colorado, Copper projects, Neptune	300 to 400	200 to 300
Redundancies: predominately in our Copper Business	200 to 300	100 to 200
Rig termination: Onshore US	100 to 200	50 to 150
Total charges	**600 to 900**	**350 to 650**

On 15 July 2015, BHP Billiton announced that it expects to recognise an impairment charge of approximately US$2 billion post-tax (or approximately US$2.8 billion pre-tax) against the carrying value of its Onshore US assets. The Hawkville field accounts for the substantial majority of this charge and the remainder relates to the impairment of goodwill associated with the Petrohawk acquisition. This will be reported as an exceptional item in the June 2015 half year.

The demerger of South32 from BHP Billiton was successfully completed during the period and shares in South32 Limited have been distributed to eligible BHP Billiton shareholders. The Group expects to recognise a net loss on demerger of approximately US$2.1 billion post-tax as an exceptional item in the June 2015 half year[5]. The amount is net of the fair value uplift as a result of the change in control of the Manganese business, transaction costs and impairments to the assets upon South32 being classified as held for sale.

Exceptional items to be recognised in the June 2015 half year (US$ billion)	Attributable profit
Impairment of Onshore US assets	~2.0
Net loss on demerger of South32[5]	~2.1

The above guidance will be updated should material information or events arise as the Group finalises its financial statements.

On 22 April 2015, the Group priced a three tranche Euro denominated bond under its Euro Medium Term Note Programme. The Euro bond issue comprises EUR600 million Floating Rate Notes due 2020 paying interest at 3 month Euribor plus 35 basis points, EUR650 million 0.750% bonds due 2022 and EUR750 million 1.500% bonds due 2030.

BHP Billiton Operational Review for the year ended 30 June 2015 2

Marketing update

The average realised prices achieved for our major commodities are summarised in the table below. Iron ore shipments, on average, were linked to the index price for the month of shipment, with price differentials reflecting product quality. The majority of metallurgical coal and energy coal exports were linked to the index price for the month of shipment or sold on the spot market, with price differentials reflecting product quality.

Average realised prices[6]	FY14	H1 FY15	H2 FY15	FY15	FY15 vs FY14	H2 FY15 vs H2 FY14	H2 FY15 vs H1 FY15
Oil (crude and condensate) (US$/bbl)	102	85	**52**	**68**	(33%)	(49%)	(39%)
Natural gas (US$/Mscf)	4.35	4.21	**3.29**	**3.77**	(13%)	(33%)	(22%)
US natural gas (US$/Mscf)	4.10	3.89	**2.59**	**3.27**	(20%)	(46%)	(33%)
LNG (US$/Mscf)	14.67	13.76	**9.40**	**11.65**	(21%)	(36%)	(32%)
Copper (US$/lb)[7]	3.22	2.98	**2.61**	**2.78**	(14%)	(16%)	(12%)
Iron ore (US$/wmt, FOB)	103	70	**53**	**61**	(41%)	(45%)	(24%)
Hard coking coal (US$/t)	131	110	**99**	**105**	(20%)	(18%)	(10%)
Weak coking coal (US$/t)	111	92	**85**	**88**	(21%)	(18%)	(8%)
Thermal coal (US$/t)[8]	74	61	**56**	**58**	(22%)	(21%)	(8%)
Nickel metal (US$/t)	15,273	16,905	**13,688**	**15,301**	0%	(18%)	(19%)

At 30 June 2015, the Group had 363 kt of outstanding copper sales that were revalued at a weighted average price of US$2.61 per pound. The final price of these sales will be determined in the 2016 financial year. In addition, 350 kt of copper sales from the 2014 financial year were subject to a finalisation adjustment in 2015. The provisional pricing and finalisation adjustments will decrease earnings before interest and tax by US$382 million in the 2015 financial year (2014 financial year: US$73 million increase).

BHP Billiton Operational Review for the year ended 30 June 2015 3

Petroleum and Potash

Production

	JUN 2015 YTD	JUN 2015 QTR	JUN YTD15 vs JUN YTD14	JUN Q15 vs JUN Q14	JUN Q15 vs MAR Q15
Crude oil, condensate and natural gas liquids (MMboe)	124.6	31.2	17%	8%	0%
Natural gas (bcf)	786.6	191.8	(6%)	(11%)	6%
Total petroleum products (MMboe)	255.7	63.2	4%	(2%)	3%

Total petroleum production – Total petroleum production for the 2015 financial year increased by four per cent to a record 256 MMboe. Petroleum production is forecast to decrease by seven per cent in the 2016 financial year to 237 MMboe.

In Onshore US, further improvements in drilling and completions efficiency will support stable volumes in the liquids-rich Black Hawk and Permian despite the lower level of capital spend in the 2016 financial year. However, we anticipate a 19 per cent decline in the combined production of the predominantly gas-rich Haynesville, Fayetteville and Hawkville fields as we continue to defer development of these assets for longer-term value. Conventional volumes are expected to decrease by approximately four per cent to 125 MMboe as a result of planned maintenance programs and natural field decline.

Crude oil, condensate and natural gas liquids – Crude oil, condensate and natural gas liquids production for the 2015 financial year increased by 17 per cent to 125 MMboe.

Onshore US liquids volumes for the 2015 financial year rose by 67 per cent to 56 MMboe, exceeding guidance. This strong performance was underpinned by a doubling of liquids production from both the Black Hawk and Permian as we continue to realise significant improvements in shale drilling and completions efficiency.

In our Conventional business, strong uptime performance in the Gulf of Mexico was more than offset by the impact of industrial action at Bass Strait, unplanned maintenance at North West Shelf in the June 2015 quarter and natural field decline across the portfolio. As anticipated, Stybarrow reached the end of its field life and ceased production on 30 June 2015.

Natural gas – Natural gas production for the 2015 financial year declined by six per cent to 787 bcf.

Weaker seasonal demand at Bass Strait, along with lower Onshore US gas volumes as a result of the decision to defer development activity for longer-term value, contributed to the reduction.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
North West Shelf Greater Western Flank-A (Australia) 16.67% (non-operator)	400	CY16	To maintain LNG plant throughput from the North West Shelf operations.	On schedule and budget. The overall project is 92% complete.
Bass Strait Longford Gas Conditioning Plant (Australia) 50% (non-operator)	520	CY16	Designed to process approximately 400 MMcf/d of high-CO_2 gas.	On schedule and budget. The overall project is 60% complete.

BHP Billiton Operational Review for the year ended 30 June 2015 4

Onshore US development activity

Onshore US drilling and development expenditure for the 2015 financial year was US$3.7 billion, of which approximately US$400 million related to a reduction in capital creditors. Our Onshore US operated rig count decreased from 24 to 10 during the 2015 financial year as we moved quickly in response to lower prices and benefited from significant productivity improvements. We expect Onshore US capital expenditure to be US$1.5 billion in the 2016 financial year with completions activity tailored to market conditions.

2015 financial year		Liquids focused areas		Gas focused areas		
(2014 financial year)		Eagle Ford	Permian	Haynesville	Fayetteville	Total
Capital expenditure(i)	US$ billion	2.3 (3.1)	0.8 (0.5)	0.4 (0.4)	0.2 (0.2)	3.7 (4.2)
Rig allocation	At period end	7 (17)	3 (4)	0 (3)	0 (0)	10 (24)
Net wells drilled and completed(ii)	Period total	188 (262)	45 (43)	25 (38)	45 (71)	303 (414)
Net productive wells(iii)	At period end	836 (647)	75 (57)	395 (899)	1,070 (1,023)	2,377 (2,626)

(i) Includes land acquisition, site preparation, drilling, completions, well site facilities, mid-stream infrastructure and pipelines.

(ii) Can vary significantly between periods based on changes in rig activity and the inventory of wells drilled but not yet completed at period end.

(iii) Change in productive well count includes the reduction associated with the divestments of Pecos unconventional gas assets (Permian) and North Louisiana conventional assets (Haynesville).

Petroleum exploration

Exploration and appraisal wells drilled during the June 2015 quarter are summarised below.

Well	Location	Target	BHP Billiton equity	Spud date	Water depth	Total well depth	Status
Shenzi North-2	Gulf of Mexico GC609	Oil	44% (operator)	9 April 2015	1,309 m	8,733 m	Plugged and abandoned; currently side-tracking
Shenzi North-ST1	Gulf of Mexico GC609	Oil	44% (operator)	14 June 2015	1,309 m(9)	8,238 m	Drilling ahead

Petroleum exploration expenditure for the 2015 financial year was US$567 million, of which US$481 million was expensed. Activity for the period was largely focused on the Gulf of Mexico, Western Australia and Trinidad and Tobago.

Potash

Project and ownership	Investment (US$m)	Scope	Progress
Jansen Potash (Canada) 100%	2,600	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	The project is 46% complete and within the approved budget. Shaft excavation is steadily progressing following the successful redesign of the temporary liner.

BHP Billiton Operational Review for the year ended 30 June 2015 5

Copper

Production

	JUN 2015 YTD	JUN 2015 QTR	JUN YTD15 vs JUN YTD14	JUN Q15 vs JUN Q14	JUN Q15 vs MAR Q15
Copper (kt)	1,708	435	(1%)	(7%)	(5%)
Lead (t)	2,060	448	38%	13%	(9%)
Zinc (t)	66,435	15,857	28%	18%	17%
Silver (troy koz)	9,336	2,484	(3%)	0%	4%
Uranium oxide concentrate (t)	3,144	595	(21%)	(43%)	(2%)

Copper – Total copper production[2] for the 2015 financial year was unchanged at 1.7 Mt as strong operating performance at Escondida offset the impact of a mill outage at Olympic Dam. Total copper production is forecast to decrease by 12 per cent in the 2016 financial year to 1.5 Mt.

Escondida copper production for the 2015 financial year increased by six per cent to 1.23 Mt as an 11 per cent improvement in truck utilisation and higher grades more than offset the impact of severe wet weather, water restrictions, industrial action and a power outage throughout Northern Chile. Escondida copper production of approximately 940 kt is forecast for the 2016 financial year as increased throughput, enabled by the completion of the Escondida Organic Growth Project 1 and operational improvements, will only partly offset an anticipated 27 per cent decline in grade. In the medium term, completion of the Escondida Water Supply project and the life extension of Los Colorados will enable utilisation of three concentrators to offset grade decline and support a strong recovery in production.

Pampa Norte copper production for the 2015 financial year increased by seven per cent to 250 kt as Spence benefited from higher recoveries. Production is forecast to remain at a similar level for the 2016 financial year.

Olympic Dam copper production for the 2015 financial year decreased by 32 per cent to 125 kt following an electrical failure which caused a mill outage in January 2015. The mill safely resumed operation in June 2015, ahead of schedule, and is expected to be fully ramped up by the end of July 2015 with an associated increase in full year production anticipated.

Antamina copper production for the 2015 financial year decreased by 25 per cent to 108 kt as lower grades more than offset record mill throughput. Higher average copper grades at Antamina are expected to support an increase in copper volumes in the 2016 financial year.

Projects

Project and ownership	Capital expenditure (US$m)	Initial production target date	Capacity	Progress
Escondida Organic Growth Project 1 (Chile) 57.5%	4,199	H1 CY15	New concentrator with 152 ktpd capacity.	Mechanical completion achieved in Q2 CY15. Project completed on schedule and in line with revised budget.
Escondida Water Supply (Chile) 57.5%	3,430	CY17	New desalination facility to ensure continued water supply to Escondida.	On schedule and budget. The overall project is 52% complete.

BHP Billiton Operational Review for the year ended 30 June 2015 6

Iron Ore
Production
JUN 2015 YTD JUN 2015 QTR JUN YTD15 vs JUN YTD14 JUN Q15 vs JUN Q14 JUN Q15 vs MAR Q15
Iron ore (kt) 232,508 60,086 14% 6% 2%
Iron ore – Total iron ore production for the 2015 financial year increased by 14 per cent to a record 233 Mt, exceeding full-year guidance. Total iron ore production is forecast to increase by six per cent in the 2016 financial year to 247 Mt.
Western Australia Iron Ore (WAIO) production of 254 Mt (100 per cent basis) represents a fifteenth consecutive annual record and was underpinned by continued improvement in the performance of our integrated supply chain and the successful ramp-up of the Jimblebar mining hub. Continued optimisation of the port facilities and an increase in direct to ship ore resulted in record sales volumes of 256 Mt (100 per cent basis).
WAIO production for the 2016 financial year is forecast to increase to approximately 270 Mt (100 per cent basis) as a result of improved processing efficiency at Mining Area C and Newman. Further productivity improvements are expected to contribute to an increase in system capacity to 290 Mtpa over time.
On 21 July 2015, BHP Billiton announced it had approved US$240 million (BHP Billiton share) to purchase additional tugs and construct a new tug harbour at Port Hedland to improve the reliability of the port facilities. Samarco production increased by 33 per cent in the 2015 financial year to 29 Mt (100 per cent basis) as the fourth pellet plant ramped up to full capacity during the March 2015 quarter.
BHP Billiton Operational Review for the year ended 30 June 2015

Coal

Production

	JUN 2015 YTD	JUN 2015 QTR	JUN YTD15 vs JUN YTD14	JUN Q15 vs JUN Q14	JUN Q15 vs MAR Q15
Metallurgical coal (kt)	42,621	11,393	13%	17%	18%
Energy coal (kt)	41,012	10,604	(5%)	2%	1%

Metallurgical coal – Metallurgical coal production for the 2015 financial year increased by 13 per cent to a record 43 Mt.

Record production and sales volumes at Queensland Coal in the 2015 financial year were supported by the successful ramp-up of the Caval Ridge mine and continued productivity improvements. An increase in equipment and wash-plant utilisation rates underpinned record volumes at six other operations. Production increased by 18 per cent from the March 2015 quarter which was affected by wet weather and a longwall move at Crinum.

At current mining rates, operations at Crinum are expected to cease in the first quarter of the 2016 calendar year as the mine approaches the end of its economic reserve life.

Production is forecast to decrease in the 2016 financial year to 40 Mt as a result of the closure of Crinum. Longwall moves at the Broadmeadow and Crinum mines, and wash-plant shutdowns at Goonyella and Peak Downs mines are scheduled for the September 2015 quarter. Production is expected to commence from the 1 Mtpa Haju mine in Indonesia during the 2016 financial year.

Energy coal – Energy coal production for the 2015 financial year decreased by five per cent to 41 Mt as anticipated. Lower production reflected drought conditions and the need to manage dust emissions at Cerrejón, as well as reduced customer demand for our Navajo Coal product.

On 2 July 2015, BHP Billiton announced that the sale agreement for the San Juan Mine to Westmoreland Coal Company (WCC) had been executed. Subject to regulatory approval, the transaction is expected to be completed at the end of this calendar year with WCC assuming full operation of the mine from 1 January 2016.

Production is forecast to remain broadly unchanged in the 2016 financial year at 40 Mt[10].

BHP Billiton Operational Review for the year ended 30 June 2015 8

Other
Production
JUN 2015 YTD JUN 2015 QTR JUN YTD15 vs JUN YTD14 JUN Q15 vs JUN Q14 JUN Q15 vs MAR Q15
Nickel (kt) 89.9 19.3 (9%) (7%) (12%)
Nickel – Nickel West production for the 2015 financial year decreased by nine per cent to 90 kt and reflected the closure of the Perseverance underground mine in November 2013.
Minerals exploration
Minerals exploration expenditure in the 2015 financial year was US$267 million, of which US$199 million was expensed. Greenfield minerals exploration is predominantly focused on advancing copper targets within Chile, Peru and the South-West United States.
Variance analysis relates to the relative performance of BHP Billiton and/or its operations during the 2015 financial year compared with the 2014 financial year, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100 per cent basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis.
The following footnotes apply to this Operational Review:
(1) Copper equivalent production based on average realised product prices for the 2013 financial year.
(2) Excludes Pinto Valley which was sold during the 2014 financial year.
(3) Underlying attributable profit and Underlying EBIT are used to reflect the underlying performance of BHP Billiton. Underlying attributable profit is Attributable profit excluding any exceptional items. Underlying EBIT is earnings before net finance costs, taxation and any exceptional items.
(4) Unit cash cost excluding freight and royalties. 2016 financial year guidance is based on an exchange rate of AUD/USD 0.80.
(5) The net loss on demerger will be included as an exceptional item in profit after taxation from discontinued operations in the financial statements.
(6) Based on provisional, unaudited estimates. Prices exclude third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted.
(7) Includes third party product.
(8) Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.
(9) Well depth as at 30 June 2015; drilling still in progress.
(10) Guidance assumes a full year of production from the San Juan mine.
The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); cost and freight (CFR); cost, insurance and freight (CIF); dry metric tonne unit (dmtu); free on board (FOB); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million cubic feet per day (MMcf/d); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); and wet metric tonnes (wmt).
BHP Billiton Operational Review for the year ended 30 June 2015

Further information on BHP Billiton can be found at: www.bhpbilliton.com.
Media Relations
Australia
Emily Perry
Tel: +61 3 9609 2800 Mobile: +61 477 325 803
email: Emily.Perry@bhpbilliton.com
Paul Hitchins
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001
email: Paul.Hitchins@bhpbilliton.com
Eleanor Nichols
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com
United Kingdom and Americas
Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com
Jennifer White
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com
Investor Relations
Australia
Tara Dines
Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Tara.Dines@bhpbilliton.com
Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Andrew.Gunn@bhpbilliton.com
United Kingdom and South Africa
Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Jonathan.H.Price@bhpbilliton.com
Dean Simon
Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Dean.Simon@bhpbilliton.com
Americas
James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com
Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com
BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: Level 16, 171 Collins Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015
BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1LH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111
Members of the BHP Billiton Group which is headquartered in Australia
Follow us on social media
BHP Billiton Operational Review for the year ended 30 June 2015

BHP BILLITON PRODUCTION SUMMARY

		QUARTER ENDED			YEAR TO DATE		% CHANGE		
		JUN 2014	MAR 2015	**JUN 2015**	**JUN 2015**	JUN 2014	JUN YTD15 vs JUN YTD14	JUN Q15 vs JUN Q14	JUN Q15 vs MAR Q15
Petroleum									
Crude oil, condensate and NGL	(Mboe)	28,877	31,298	**31,172**	**124,578**	106,147	17%	8%	(0%)
Natural gas	(bcf)	215.0	181.5	**191.8**	**786.6**	839.3	(6%)	(11%)	6%
Total petroleum products	(MMboe)	64.7	61.5	**63.2**	**255.7**	246.0	4%	(2%)	3%
Copper									
Copper	(kt)	470.0	460.0	**435.2**	**1,708.3**	1,727.1	(1%)	(7%)	(5%)
Lead	(t)	397	493	**448**	**2,060**	1,498	38%	13%	(9%)
Zinc	(t)	13,450	13,571	**15,857**	**66,435**	52,039	28%	18%	17%
Gold	(troy oz)	59,705	47,706	**34,992**	**186,289**	194,288	(4%)	(41%)	(27%)
Silver	(troy koz)	2,480	2,399	**2,484**	**9,336**	9,643	(3%)	0%	4%
Uranium	(t)	1,044	607	**595**	**3,144**	3,988	(21%)	(43%)	(2%)
Molybdenum	(t)	83	151	**206**	**472**	1,201	(61%)	148%	36%
Iron ore									
Iron ore	(kt)	56,643	58,979	**60,086**	**232,508**	203,564	14%	6%	2%
Coal									
Metallurgical coal	(kt)	9,739	9,659	**11,393**	**42,621**	37,565	13%	17%	18%
Energy coal	(kt)	10,350	10,474	**10,604**	**41,012**	43,108	(5%)	2%	1%
Other									
Nickel	(kt)	20.7	21.9	**19.3**	**89.9**	98.9	(9%)	(7%)	(12%)

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported. Figures have been presented on a continuing operations basis to exclude the contribution from assets that were demerged with South32. Discontinued operations are presented on pages 21 and 22.

BHP Billiton Operational Review for the year ended 30 June 2015 11

BHP BILLITON PRODUCTION

	BHP Billiton interest	QUARTER ENDED JUN 2014	QUARTER ENDED SEP 2014	QUARTER ENDED DEC 2014	QUARTER ENDED MAR 2015	QUARTER ENDED JUN 2015	YEAR TO DATE JUN 2015	YEAR TO DATE JUN 2014
Petroleum								
Petroleum								
Crude oil, condensate and NGL (Mboe) [1]								
Onshore US		10,540	11,460	12,905	15,848	**15,413**	**55,626**	33,348
Coventional		18,337	19,485	18,258	15,450	**15,759**	**68,952**	72,799
Total		28,877	30,945	31,163	31,298	**31,172**	**124,578**	106,147
Natural gas (bcf)								
Onshore US		118.9	113.6	110.3	99.9	**96.4**	**420.2**	448.8
Coventional		96.1	105.3	84.1	81.6	**95.4**	**366.4**	390.5
Total		215.0	218.9	194.4	181.5	**191.8**	**786.6**	839.3
Total petroleum production (MMboe)		64.7	67.4	63.6	61.5	**63.2**	**255.7**	246.0
Copper [2]								
Copper								
Payable metal in concentrate (kt)								
Escondida [3]	57.5%	241.0	199.4	208.8	260.9	**247.0**	**916.1**	844.7
Antamina	33.8%	26.2	25.7	27.3	26.7	**28.0**	**107.7**	143.5
Pinto Valley	100%	-	-	-	-	**-**	**-**	12.5
Total		267.2	225.1	236.1	287.6	**275.0**	**1,023.8**	1,000.7
Cathode (kt)								
Escondida [3]	57.5%	81.5	69.3	75.0	77.3	**88.8**	**310.4**	308.0
Pampa Norte [4]	100%	66.8	55.8	69.6	66.5	**57.7**	**249.6**	233.1
Pinto Valley	100%	-	-	-	-	**-**	**-**	0.9
Olympic Dam	100%	54.5	39.2	43.0	28.6	**13.7**	**124.5**	184.4
Total		202.8	164.3	187.6	172.4	**160.2**	**684.5**	726.4
Total copper		470.0	389.4	423.7	460.0	**435.2**	**1,708.3**	1,727.1
Lead								
Payable metal in concentrate (t)								
Antamina	33.8%	397	633	486	493	**448**	**2,060**	1,498
Total		397	633	486	493	**448**	**2,060**	1,498
Zinc								
Payable metal in concentrate (t)								
Antamina	33.8%	13,450	20,736	16,271	13,571	**15,857**	**66,435**	52,039
Total		13,450	20,736	16,271	13,571	**15,857**	**66,435**	52,039
Gold								
Payable metal in concentrate (troy oz)								
Escondida [3]	57.5%	20,920	21,980	12,710	21,265	**25,554**	**81,509**	72,904
Olympic Dam (refined gold)	100%	38,785	30,364	38,537	26,441	**9,438**	**104,780**	121,335
Pinto Valley	100%	-	-	-	-	**-**	**-**	49
Total		59,705	52,344	51,247	47,706	**34,992**	**186,289**	194,288
Silver								
Payable metal in concentrate (troy koz)								
Escondida [3]	57.5%	1,320	1,159	958	1,355	**1,314**	**4,786**	4,271
Antamina	33.8%	843	954	885	872	**1,115**	**3,826**	4,359
Olympic Dam (refined silver)	100%	317	254	243	172	**55**	**724**	972
Pinto Valley	100%	-	-	-	-	**-**	**-**	41
Total		2,480	2,367	2,086	2,399	**2,484**	**9,336**	9,643
Uranium								
Payable metal in concentrate (t)								
Olympic Dam	100%	1,044	866	1,076	607	**595**	**3,144**	3,988
Total		1,044	866	1,076	607	**595**	**3,144**	3,988
Molybdenum								
Payable metal in concentrate (t)								
Antamina	33.8%	83	40	75	151	**206**	**472**	1,201
Total		83	40	75	151	**206**	**472**	1,201

BHP Billiton Operational Review for the year ended 30 June 2015 12

BHP BILLITON PRODUCTION

	BHP Billiton interest	QUARTER ENDED JUN 2014	SEP 2014	DEC 2014	MAR 2015	JUN 2015	YEAR TO DATE JUN 2015	JUN 2014
Iron Ore								
Iron Ore								
Production (kt) (5)								
Newman	85%	16,766	16,707	16,012	14,916	**16,062**	**63,697**	56,915
Yarrie	85%	-	-	-	-	**-**	**-**	836
Area C Joint Venture	85%	12,481	13,265	11,314	13,201	**12,214**	**49,994**	46,960
Yandi Joint Venture	85%	17,615	16,607	17,694	16,798	**17,452**	**68,551**	68,518
Jimblebar (6)	85%	3,740	3,971	2,813	4,513	**5,462**	**16,759**	8,863
Wheelarra	85%	2,973	3,115	4,755	5,965	**5,159**	**18,994**	10,553
Samarco	50%	3,068	3,426	3,764	3,586	**3,737**	**14,513**	10,919
Total		56,643	57,091	56,352	58,979	**60,086**	**232,508**	203,564
Coal								
Metallurgical coal								
Production (kt) (7)								
BMA	50%	7,596	8,228	9,009	7,602	**9,023**	**33,862**	29,256
BHP Billiton Mitsui Coal (8)	80%	2,143	2,204	2,128	2,057	**2,370**	**8,759**	8,309
Total		9,739	10,432	11,137	9,659	**11,393**	**42,621**	37,565
Energy coal								
Production (kt)								
USA	100%	2,412	2,690	2,512	2,247	**2,574**	**10,023**	10,812
Australia	100%	5,030	4,752	4,608	5,252	**5,086**	**19,698**	19,964
Colombia	33.3%	2,908	2,369	3,003	2,975	**2,944**	**11,291**	12,332
Total		10,350	9,811	10,123	10,474	**10,604**	**41,012**	43,108
Other								
Nickel								
Saleable production (kt)								
Nickel West	100%	20.7	25.0	23.7	21.9	**19.3**	**89.9**	98.9
Total		20.7	25.0	23.7	21.9	**19.3**	**89.9**	98.9

(1) LPG and ethane are reported as natural gas liquids (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe). Total boe conversions are based on 6,000 scf of natural gas equals 1 boe.

(2) Metal production is reported on the basis of payable metal.

(3) Shown on 100% basis. BHP Billiton interest in saleable production is 57.5%.

(4) Includes Cerro Colorado and Spence.

(5) Iron ore production is reported on a wet tonnes basis.

(6) Shown on 100% basis. BHP Billiton interest in saleable production is 85%.

(7) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

(8) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

BHP Billiton Operational Review for the year ended 30 June 2015 13

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	JUN 2014	SEP 2014	DEC 2014	MAR 2015	**JUN 2015**	**JUN 2015**	JUN 2014
Petroleum							
Crude oil, condensate and NGL (Mboe)							
Crude oil and condensate							
Bass Strait	2,355	2,818	2,284	1,156	**1,707**	**7,965**	8,655
North West Shelf	1,408	1,501	1,395	1,355	**1,215**	**5,466**	6,274
Stybarrow	255	225	248	194	**93**	**760**	1,202
Pyrenees	2,075	2,109	1,901	1,709	**1,435**	**7,154**	7,463
Other Australia (1)	14	17	11	11	**13**	**52**	51
Atlantis (2)	4,114	4,175	3,740	3,645	**3,110**	**14,670**	14,789
Mad Dog (2)	187	390	877	720	**651**	**2,638**	2,119
Shenzi (2)	3,530	3,530	3,502	3,283	**3,369**	**13,684**	13,665
Eagle Ford (3)	6,593	7,060	8,098	10,837	**9,363**	**35,358**	20,462
Permian (3)	463	601	807	856	**1,447**	**3,711**	1,421
Haynesville (3)(4)	13	16	4	-	**-**	**20**	57
Trinidad/Tobago	248	252	227	196	**562**	**1,237**	1,161
Other Americas (2)(5)	371	349	500	348	**348**	**1,545**	1,451
UK (6)	27	34	77	64	**76**	**251**	728
Algeria	996	1,011	1,050	975	**912**	**3,948**	4,363
Pakistan	37	38	33	27	**25**	**123**	200
Total	22,686	24,126	24,754	25,376	**24,326**	**98,582**	84,061
NGL							
Bass Strait	2,026	2,161	1,512	961	**1,548**	**6,182**	7,251
North West Shelf	288	293	273	268	**198**	**1,032**	1,197
Atlantis (2)	111	248	294	245	**209**	**996**	1,002
Mad Dog (2)	39	21	42	37	**20**	**120**	137
Shenzi (2)	252	271	260	235	**174**	**940**	1,050
Eagle Ford (3)	3,179	3,421	3,638	3,868	**4,183**	**15,110**	10,478
Permian (3)	292	362	358	287	**420**	**1,427**	928
Haynesville (3)(4)	-	-	-	-	**-**	**-**	2
Other Americas (2)(5)	-	38	25	14	**11**	**88**	23
UK (6)	4	4	7	7	**83**	**101**	18
Total	6,191	6,819	6,409	5,922	**6,846**	**25,996**	22,086
Total crude oil, condensate and NGL	28,877	30,945	31,163	31,298	**31,172**	**124,578**	106,147
Natural gas (bcf)							
Bass Strait	30.5	33.3	18.8	18.3	**31.9**	**102.3**	108.6
North West Shelf	31.8	36.9	33.4	32.8	**29.9**	**133.0**	127.7
Other Australia (1)	13.6	16.4	13.0	14.1	**16.0**	**59.5**	51.2
Atlantis (2)	1.9	1.7	2.3	1.7	**1.7**	**7.4**	6.8
Mad Dog (2)	0.1	0.1	0.1	0.1	**0.1**	**0.4**	0.4
Shenzi (2)	0.8	0.8	0.8	0.7	**0.7**	**3.0**	3.2
Eagle Ford (3)	30.8	28.5	26.3	27.7	**26.1**	**108.6**	102.9
Permian (3)	2.5	3.0	2.8	2.1	**3.0**	**10.9**	9.0
Haynesville (3)(4)	45.7	45.7	43.6	37.8	**35.4**	**162.5**	183.5
Fayetteville (3)	39.9	36.4	37.6	32.3	**31.9**	**138.2**	153.4
Trinidad/Tobago	9.1	8.8	7.8	7.2	**9.1**	**32.9**	38.0
Other Americas (2)(5)	0.2	0.2	0.2	0.2	**0.1**	**0.7**	1.0
UK (6)	0.8	0.7	1.4	1.1	**1.0**	**4.2**	15.9
Pakistan	7.3	6.4	6.3	5.4	**4.9**	**23.0**	37.7
Total	215.0	218.9	194.4	181.5	**191.8**	**786.6**	839.3
Total petroleum products (MMboe) (7)	64.7	67.4	63.6	61.5	**63.2**	**255.7**	246.0

BHP Billiton Operational Review for the year ended 30 June 2015 14

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	JUN 2014	SEP 2014	DEC 2014	MAR 2015	**JUN 2015**	**JUN 2015**	JUN 2014
Petroleum (continued)							
Total petroleum products (MMboe) [7]							
Bass Strait	9.5	10.5	6.9	5.2	**8.6**	**31.2**	33.9
North West Shelf	7.0	7.9	7.2	7.1	**6.4**	**28.6**	28.8
Stybarrow	0.3	0.2	0.2	0.2	**0.1**	**0.7**	1.2
Pyrenees	2.1	2.1	1.9	1.7	**1.4**	**7.1**	7.5
Other Australia [1]	2.3	2.8	2.2	2.4	**2.7**	**10.1**	8.6
Atlantis [2]	4.5	4.7	4.4	4.2	**3.6**	**16.9**	16.8
Mad Dog [2]	0.2	0.4	0.9	0.8	**0.7**	**2.8**	2.3
Shenzi [2]	3.9	3.9	3.9	3.6	**3.7**	**15.1**	15.3
Eagle Ford [3]	14.9	15.2	16.1	19.3	**17.9**	**68.5**	48.1
Permian [3]	1.2	1.5	1.6	1.5	**2.4**	**7.0**	3.9
Haynesville [3] [4]	7.6	7.6	7.3	6.3	**5.9**	**27.1**	30.6
Fayetteville [3]	6.7	6.1	6.3	5.4	**5.3**	**23.1**	25.6
Trinidad/Tobago	1.8	1.7	1.5	1.4	**2.1**	**6.7**	7.5
Other Americas [2] [5]	0.4	0.4	0.6	0.4	**0.4**	**1.8**	1.6
UK [6]	0.2	0.2	0.3	0.3	**0.3**	**1.1**	3.4
Algeria	1.0	1.0	1.1	1.0	**0.9**	**4.0**	4.4
Pakistan	1.3	1.1	1.1	0.9	**0.8**	**3.9**	6.5
Total	64.9	67.3	63.5	61.7	**63.2**	**255.7**	246.0

(1) Other Australia includes Minerva and Macedon.
(2) Gulf of Mexico volumes are net of royalties.
(3) Onshore US volumes are net of mineral holder royalties.
(4) Haynesville includes North Louisiana Conventional. BHP Billiton completed the sale of North Louisiana Conventional on 17 November 2014.
(5) Other Americas includes Neptune, Genesis and Overriding Royalty Interest.
(6) UK includes Bruce/Keith and Liverpool Bay. BHP Billiton completed the sale of its 46.1% operated interest in Liverpool Bay on 31 March 2014.
(7) Total boe conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton Operational Review for the year ended 30 June 2015 15

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		JUN 2014	SEP 2014	DEC 2014	MAR 2015	**JUN 2015**	**JUN 2015**	JUN 2014
Copper								
Metals production is payable metal unless otherwise stated.								
Escondida, Chile [1]								
Material mined	(kt)	88,745	93,474	103,750	91,139	**96,337**	**384,700**	351,562
Sulphide ore milled	(kt)	21,438	20,651	18,354	21,382	**22,909**	**83,296**	80,349
Average copper grade	(%)	1.33%	1.20%	1.45%	1.49%	**1.32%**	**1.36%**	1.28%
Production ex mill	(kt)	235.6	205.5	215.5	266.3	**249.6**	**936.9**	856.1
Production								
Payable copper [2]	(kt)	241.0	199.4	208.8	260.9	**247.0**	**916.1**	844.7
Payable gold concentrate	(troy oz)	20,920	21,980	12,710	21,265	**25,554**	**81,509**	72,904
Copper cathode (EW)	(kt)	81.5	69.3	75.0	77.3	**88.8**	**310.4**	308.0
Payable silver concentrate	(troy koz)	1,320	1,159	958	1,355	**1,314**	**4,786**	4,271
Sales								
Payable copper	(kt)	239.1	203.3	203.2	269.6	**243.0**	**919.1**	832.7
Payable gold concentrate	(troy oz)	20,920	21,980	12,710	21,265	**25,554**	**81,509**	72,901
Copper cathode (EW)	(kt)	83.3	64.1	79.8	64.9	**101.4**	**310.2**	309.4
Payable silver concentrate	(troy koz)	1,320	1,159	958	1,355	**1,314**	**4,787**	4,278

(1) Shown on 100% basis. BHP Billiton interest in saleable production is 57.5%.
(2) June 2014 quarter includes 4.3 kt of copper contained in ore sold to third parties.

		JUN 2014	SEP 2014	DEC 2014	MAR 2015	**JUN 2015**	**JUN 2015**	JUN 2014
Pampa Norte, Chile								
Cerro Colorado								
Material mined	(kt)	17,087	15,517	16,124	15,030	**14,211**	**60,882**	66,284
Ore milled	(kt)	4,016	4,189	4,446	4,501	**4,798**	**17,934**	17,186
Average copper grade	(%)	0.76%	0.77%	0.70%	0.68%	**0.70%**	**0.71%**	0.76%
Production								
Copper cathode (EW)	(kt)	21.3	15.7	20.6	21.5	**20.4**	**78.2**	80.3
Sales								
Copper cathode (EW)	(kt)	28.7	20.0	21.0	22.0	**20.8**	**83.8**	76.0
Spence								
Material mined	(kt)	25,962	24,238	23,422	21,429	**21,062**	**90,151**	103,241
Ore milled	(kt)	3,775	4,409	4,560	3,783	**4,082**	**16,834**	18,158
Average copper grade	(%)	1.30%	1.33%	1.20%	1.06%	**1.24%**	**1.21%**	1.22%
Production								
Copper cathode (EW)	(kt)	45.5	40.1	49.0	45.0	**37.3**	**171.4**	152.8
Sales								
Copper cathode (EW)	(kt)	49.6	36.9	51.8	45.0	**40.6**	**174.3**	151.4

BHP Billiton Operational Review for the year ended 30 June 2015 16

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		JUN 2014	SEP 2014	DEC 2014	MAR 2015	**JUN 2015**	**JUN 2015**	JUN 2014
Copper (continued)								
Metals production is payable metal unless otherwise stated.								
Antamina, Peru								
Material mined (100%)	(kt)	49,797	54,675	43,793	49,787	**56,944**	**205,199**	202,934
Sulphide ore milled (100%)	(kt)	12,756	12,370	13,594	12,880	**14,831**	**53,675**	48,771
Average head grades								
- Copper	(%)	0.77%	0.81%	0.74%	0.79%	**0.74%**	**0.77%**	1.03%
- Zinc	(%)	0.58%	0.84%	0.66%	0.69%	**0.56%**	**0.68%**	0.60%
Production								
Payable copper	(kt)	26.2	25.7	27.3	26.7	**28.0**	**107.7**	143.5
Payable zinc	(t)	13,450	20,736	16,271	13,571	**15,857**	**66,435**	52,039
Payable silver	(troy koz)	843	954	885	872	**1,115**	**3,826**	4,359
Payable lead	(t)	397	633	486	493	**448**	**2,060**	1,498
Payable molybdenum	(t)	83	40	75	151	**206**	**472**	1,201
Sales								
Payable copper	(kt)	26.5	26.3	29.8	26.5	**26.3**	**108.9**	142.5
Payable zinc	(t)	14,527	12,912	21,459	15,545	**13,645**	**63,561**	59,205
Payable silver	(troy koz)	893	896	1,026	915	**911**	**3,748**	4,673
Payable lead	(t)	521	320	711	461	**624**	**2,116**	1,591
Payable molybdenum	(t)	142	50	90	163	**157**	**460**	1,342
Olympic Dam, Australia								
Material mined [(1)]	(kt)	2,405	2,692	2,667	2,186	**1,773**	**9,318**	10,514
Ore milled	(kt)	2,654	2,206	2,776	1,477	**1,469**	**7,928**	10,120
Average copper grade	(%)	1.91%	1.97%	1.70%	1.88%	**1.97%**	**1.86%**	1.88%
Average uranium grade	(kg/t)	0.51	0.61	0.52	0.56	**0.62**	**0.57**	0.52
Production								
Copper cathode (ER)	(kt)	51.3	36.9	39.9	26.3	**11.9**	**115.0**	173.2
Copper cathode (EW)	(kt)	3.2	2.3	3.1	2.3	**1.8**	**9.5**	11.2
Uranium oxide concentrate	(t)	1,044	866	1,076	607	**595**	**3,144**	3,988
Refined gold	(troy oz)	38,785	30,364	38,537	26,441	**9,438**	**104,780**	121,335
Refined silver	(troy koz)	317	254	243	172	**55**	**724**	972
Sales								
Copper cathode (ER)	(kt)	54.2	36.6	39.9	28.0	**12.7**	**117.2**	171.8
Copper cathode (EW)	(kt)	3.0	2.5	3.1	2.7	**1.8**	**10.1**	10.4
Uranium oxide concentrate	(t)	1,426	848	1,125	877	**921**	**3,771**	4,125
Refined gold	(troy oz)	38,500	30,707	34,938	31,938	**9,064**	**106,647**	123,530
Refined silver	(troy koz)	367	227	238	206	**61**	**732**	982

(1) Material mined refers to run of mine ore mined and hoisted.

BHP Billiton Operational Review for the year ended 30 June 2015 17

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	JUN 2014	SEP 2014	DEC 2014	MAR 2015	**JUN 2015**	**JUN 2015**	JUN 2014
Iron Ore							
(kt)							
Iron ore							
Pilbara, Australia							
Production [(1)]							
Newman	16,766	16,707	16,012	14,916	**16,062**	**63,697**	56,915
Yarrie [(2)]	-	-	-	-	**-**	**-**	836
Area C Joint Venture	12,481	13,265	11,314	13,201	**12,214**	**49,994**	46,960
Yandi Joint Venture	17,615	16,607	17,694	16,798	**17,452**	**68,551**	68,518
Jimblebar [(3)]	3,740	3,971	2,813	4,513	**5,462**	**16,759**	8,863
Wheelarra [(4)]	2,973	3,115	4,755	5,965	**5,159**	**18,994**	10,553
Total	53,575	53,665	52,588	55,393	**56,349**	**217,995**	192,645
Total production (100%)	62,369	62,436	61,371	64,372	**65,330**	**253,509**	225,077
Sales							
Lump	11,572	12,766	12,661	12,617	**13,234**	**51,278**	43,090
Fines	40,834	41,633	41,185	42,635	**43,430**	**168,883**	147,753
Total	52,406	54,399	53,846	55,252	**56,664**	**220,161**	190,843
Total sales (100%)	61,015	63,303	62,848	64,201	**65,703**	**256,055**	223,402

(1) Iron ore production and sales are reported on a wet tonnes basis.
(2) Yarrie ceased production on 25 February 2014.
(3) Shown on 100% basis. BHP Billiton interest in saleable production is 85%.
(4) Production from Wheelarra is processed via the Jimblebar processing hub.

Samarco, Brazil							
Production [(1)]	3,068	3,426	3,764	3,586	**3,737**	**14,513**	10,919
Sales	3,077	3,303	4,151	2,876	**3,627**	**13,957**	10,814

(1) Iron ore production and sales are reported on a wet tonnes basis.

BHP Billiton Operational Review for the year ended 30 June 2015 18

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	JUN 2014	SEP 2014	DEC 2014	MAR 2015	**JUN 2015**	**JUN 2015**	JUN 2014
Coal							
(kt)							
Metallurgical coal							
Queensland Coal							
Production (1)							
BMA							
Blackwater	1,625	1,777	1,775	1,569	**1,873**	**6,994**	6,730
Goonyella	1,553	2,144	2,350	1,951	**2,065**	**8,510**	7,330
Peak Downs	1,282	1,144	1,235	1,263	**1,469**	**5,111**	4,909
Saraji	1,058	1,022	1,257	1,033	**1,194**	**4,506**	4,558
Gregory Joint Venture	997	808	994	607	**885**	**3,294**	2,965
Daunia	518	628	617	489	**649**	**2,383**	2,201
Caval Ridge	563	705	781	690	**888**	**3,064**	563
Total BMA	7,596	8,228	9,009	7,602	**9,023**	**33,862**	29,256
BHP Billiton Mitsui Coal (2)							
South Walker Creek	1,323	1,391	1,236	1,282	**1,384**	**5,293**	5,246
Poitrel	820	813	892	775	**986**	**3,466**	3,063
Total BHP Billiton Mitsui Coal	2,143	2,204	2,128	2,057	**2,370**	**8,759**	8,309
Total Queensland Coal	9,739	10,432	11,137	9,659	**11,393**	**42,621**	37,565
Sales							
Coking coal	7,250	7,306	8,379	7,118	**7,616**	**30,419**	26,920
Weak coking coal	2,358	2,859	2,670	2,720	**2,850**	**11,099**	9,854
Thermal coal	134	43	171	182	**375**	**771**	687
Total	9,742	10,208	11,220	10,020	**10,841**	**42,289**	37,461

(1) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(2) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

	JUN 2014	SEP 2014	DEC 2014	MAR 2015	**JUN 2015**	**JUN 2015**	JUN 2014
Energy coal							
New Mexico, USA							
Production							
Navajo Coal (1)	1,082	1,243	1,064	1,156	**1,395**	**4,858**	5,127
San Juan Coal	1,330	1,447	1,448	1,091	**1,179**	**5,165**	5,685
Total	2,412	2,690	2,512	2,247	**2,574**	**10,023**	10,812
Sales - local utility	2,382	2,723	2,592	2,177	**2,539**	**10,031**	10,821

(1) BHP Billiton completed the sale of Navajo Mine on 30 December 2013. As BHP Billiton will retain control of the mine until full consideration is received, production will continue to be reported by the Group.

	JUN 2014	SEP 2014	DEC 2014	MAR 2015	**JUN 2015**	**JUN 2015**	JUN 2014
NSW Energy Coal, Australia							
Production	5,030	4,752	4,608	5,252	**5,086**	**19,698**	19,964
Sales							
Export	4,548	4,787	4,625	4,897	**4,550**	**18,859**	17,818
Inland	333	371	228	337	**286**	**1,222**	1,381
Total	4,881	5,158	4,853	5,234	**4,836**	**20,081**	19,199
Cerrejón, Colombia							
Production	2,908	2,369	3,003	2,975	**2,944**	**11,291**	12,332
Sales - export	2,858	3,077	2,732	3,005	**2,766**	**11,580**	11,727

BHP Billiton Operational Review for the year ended 30 June 2015 19

PRODUCTION AND SALES REPORT

	QUARTER ENDED					YEAR TO DATE	
	JUN 2014	SEP 2014	DEC 2014	MAR 2015	**JUN 2015**	**JUN 2015**	JUN 2014
Other							
(kt)							
Nickel							
Nickel West, Australia							
Saleable production							
Nickel contained in concentrate	1.6	2.2	1.7	1.9	**1.5**	**7.3**	9.9
Nickel contained in finished matte	4.4	9.1	5.5	6.1	**3.9**	**24.6**	25.4
Nickel metal	14.7	13.7	16.5	13.9	**13.9**	**58.0**	63.6
Nickel production	20.7	25.0	23.7	21.9	**19.3**	**89.9**	98.9
Sales							
Nickel contained in concentrate	1.6	2.1	1.6	2.0	**1.6**	**7.3**	9.4
Nickel contained in finished matte	6.2	6.6	7.4	6.4	**4.4**	**24.8**	26.7
Nickel metal	14.4	11.9	17.5	13.5	**15.7**	**58.6**	63.6
Nickel sales	22.2	20.6	26.5	21.9	**21.7**	**90.7**	99.7

BHP Billiton Operational Review for the year ended 30 June 2015 20

PRODUCTION AND SALES REPORT

		QUARTER ENDED					YEAR TO DATE	
		JUN 2014	SEP 2014	DEC 2014	MAR 2015	**APR 2015**	**APR 2015**	JUN 2014
Discontinued operations								
Production shown for the 10 months until 30 April 2015.								
Lead, Silver, Zinc								
Cannington, Australia								
Material mined	(kt)	806	823	925	813	**276**	**2,837**	3,446
Ore milled	(kt)	821	819	850	791	**279**	**2,739**	3,202
Average head grades								
- Silver	(g/t)	286	301	246	247	**183**	**256**	296
- Lead	(%)	6.9%	7.1%	7.0%	6.3%	**5.6%**	**6.7%**	7.1%
- Zinc	(%)	3.1%	3.8%	3.2%	3.2%	**3.5%**	**3.4%**	3.0%
Production								
Payable silver	(troy koz)	6,029	6,701	5,534	5,130	**1,353**	**18,718**	25,161
Payable lead	(t)	45,768	48,941	49,625	40,111	**12,920**	**151,597**	186,528
Payable zinc	(t)	15,666	19,927	17,039	16,389	**6,678**	**60,033**	57,896
Sales								
Payable silver	(troy koz)	5,641	7,084	5,631	4,972	**1,677**	**19,364**	26,160
Payable lead	(t)	41,607	51,197	48,482	40,341	**13,379**	**153,399**	188,941
Payable zinc	(t)	15,708	15,450	18,028	17,057	**7,282**	**57,817**	62,255
Metallurgical coal								
Illawarra, Australia								
Production (1)	(kt)	2,147	2,337	2,401	1,799	**679**	**7,216**	7,513
Sales								
Coking coal	(kt)	1,761	1,617	1,830	1,810	**551**	**5,808**	5,921
Thermal coal	(kt)	486	373	426	272	**84**	**1,155**	1,623
Total	(kt)	2,247	1,990	2,256	2,082	**635**	**6,963**	7,544

(1) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.

		JUN 2014	SEP 2014	DEC 2014	MAR 2015	**APR 2015**	**APR 2015**	JUN 2014
Energy coal								
South Africa (1)								
Production	(kt)	8,013	8,026	8,499	9,240	**2,912**	**28,677**	30,384
Sales								
Export	(kt)	3,528	3,739	4,174	4,354	**1,528**	**13,795**	13,298
Local utility	(kt)	4,498	4,367	4,650	4,753	**1,410**	**15,180**	16,330
Inland	(kt)	-	36	84	168	**63**	**351**	-
Total	(kt)	8,026	8,142	8,908	9,275	**3,001**	**29,326**	29,628

(1) Shown on 100% basis. BHP Billiton interest in saleable production was 90% during the period.

		JUN 2014	SEP 2014	DEC 2014	MAR 2015	**APR 2015**	**APR 2015**	JUN 2014
Nickel								
Cerro Matoso, Colombia								
Production	(kt)	10.2	10.7	10.5	10.6	**1.9**	**33.7**	44.3
Sales	(kt)	10.2	10.5	10.1	11.0	**2.4**	**34.0**	45.1

BHP Billiton Operational Review for the year ended 30 June 2015 21

PRODUCTION AND SALES REPORT
QUARTER ENDED
YEAR TO DATE
JUN 2014 SEP 2014 DEC 2014 MAR 2015 APR 2015 APR 2015 JUN 2014
Discontinued operations (continued)
Production shown for the 10 months until 30 April 2015.
Alumina
Saleable production
Worsley, Australia (kt) 1,010 893 1,060 937 291 3,181 3,916
Alumar, Brazil (kt) 315 342 338 311 112 1,103 1,262
Total (kt) 1,325 1,235 1,398 1,248 403 4,284 5,178
Sales
Worsley, Australia (kt) 1,020 875 1,068 866 354 3,163 3,864
Alumar, Brazil (kt) 388 323 371 285 104 1,083 1,248
Total (kt) 1,408 1,198 1,439 1,151 458 4,246 5,112
Aluminium
Production
Hillside, South Africa (kt) 176 180 176 168 57 581 715
Bayside, South Africa (1) (kt) 18 - - - - - 89
Alumar, Brazil (kt) 15 13 13 12 2 40 104
Mozal, Mozambique (kt) 67 68 67 65 22 222 266
Total (kt) 276 261 256 245 81 843 1,174
Sales
Hillside, South Africa (kt) 168 174 178 166 59 577 708
Bayside, South Africa (1) (kt) 24 - - - - - 96
Alumar, Brazil (kt) 17 12 13 13 3 41 104
Mozal, Mozambique (kt) 62 64 73 66 24 227 276
Total (kt) 271 250 264 245 86 845 1,184
(1) Aluminium smelting at Bayside ceased with the closure of the final potline in June 2014.
Manganese ores
Saleable production
South Africa (1) (kt) 936 1,049 1,007 913 169 3,138 3,526
Australia (1) (kt) 1,319 1,210 1,289 1,136 451 4,086 4,776
Total (kt) 2,255 2,259 2,296 2,049 620 7,224 8,302
(kt)
Sales
South Africa (1) (kt) 931 999 983 1,024 281 3,287 3,480
Australia (1) (kt) 1,288 1,224 1,208 1,143 325 3,900 5,063
Total (kt) 2,219 2,223 2,191 2,167 606 7,187 8,543
Manganese alloys
Saleable production
South Africa (1) (2) (kt) 106 112 121 114 32 379 377
Australia (1) (kt) 75 59 80 68 26 233 269
Total (kt) 181 171 201 182 58 611 646
(1) Shown on 100% basis. BHP Billiton interest in saleable production was 60% during the period, except Hotazel Manganese Mines which was 44.4%.
(2) Production includes Medium Carbon Ferro Manganese.
BHP Billiton Operational Review for the year ended 30 June 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: July 22, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary